EXHIBIT 99.1

August 31, 2010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 16F of the Annual Report on Form 20-F (the “Form 20-F”) dated August 31, 2010, of Global-Tech Advanced Innovations Inc. and are in agreement with the statements contained in paragraphs 1, 2 and 3 of Item 16F(a). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the effectiveness of its internal control over financial reporting included in the third paragraph of Item 16F(a) on page 56 of the Form 20-F, we had considered such matters in determining the nature, timing and extent of procedures performed in audits of the registrant’s consolidated financial statements for each of the two years ended March 31, 2009.

Very truly yours,

/s/ Ernst & Young
Hong Kong